

NEWGIOCO
G R O U P

NWGI | NASDAQ LISTED

Growing Global
Market and Opportunity

Est. Global Market size: $450 Billion[1]



- Gaming 21%
- Sports[2] 16%
- Casino 35%
- Bingo 2%
- Lotteries 26%

Global product market share By Gross Gaming revenue (2019E)



Source: Eilers and Krejcik Gaming. 2018 Oxford Economics U.S. population estimates. H2 Gambling Capital Global All Product Summary Report, June 2019.
(1) Market size includes $20 billion of unregulated interactive gaming.
(2) Sports betting includes horse racing.

Massive U.S. Market and First Mover opportunity
Legalization of the U.S. sports betting

A. Sports betting legislation accelerating in the U.S.[1]

- 21 states, representing approximately 36% of the U.S. population, have legalized sports betting in some form (retail, web, or both).

- U.S. Supreme Court repeal of the Professional and Amateur Sports Protection Act (PASPA) in May 2018.

- NWGI is under contract in two states and currently in progress in 3 additional states.[2]

B. U.S. market expected to generate almost $7 to $8 billion in revenue by 2025.

C. Regulation means protection for consumers and tax revenue for state and federal coffers.

D. Newgioco is leveraging proven experience and advanced technology to target both tribal and non-tribal clients in the U.S. market.



1. Source: American Gaming Association U.S. Legal Sports Report. U.S. Census Data.
2. NWGI 5 yr. U.S. "prudent approach" deployment strategies involves:
   FIRST: develop U.S. product and platform.
   SECOND: expansion as states further stabilize laws.



Live in 2018   Live in 2019-20   Live in 2021-22

Live after 2022   Unlikely to authorize

Existing technology challenges
Legacy architecture creates headwind for competitors against global expansion

A. Typical peer framework built during early proliferation of the internet
- generally based on accounting or horse race architecture
- risk management normally reliant on "bet lay-off" to balance sportsbook
- reward profile is lower against commensurate risk
- capital and labor intensive

B. Legacy layers compound problem as betting software providers expand globally
- generally not-integrated, using third-party components
- difficulty with integration of new technologies, version control
- internet speeds (4G, 5G) creates unsustainable loads
- limited flexibility (core architecture remains fixed while UX demands increase)

C. Industry nuances create challenges and reluctance to change platforms
- players are finicky, demand 24/7 availability
- operators not comfortable with change, fear downtime







Elys technology solution
Newgioco ELYS disruptive, industry leading architecture without tech debt

1. Advanced 'from the ground up' technology on Microsoft .Net Core framework
   - high-performance server infrastructure
   - efficient, low-cost betting engine
   - innovative and customizable
   - artificial intelligence
   - Angular framework technology
   - Material Design intuition
   - omni-channel
     - HTML5 mobile / desktop online
     - kiosk / POS land-based
2. Industry unique "shop-client" architecture (distributed model betting engine)
   - thinks like a bookmaker by assessing bet risk at point of sale
   - customizable centralized Back-office dashboard for divisional hierarchy
3. Robust, highly flexible and scalable Sportsbook engine
   - stress-tested to 200K bets / minute (currently processing ~ 5,000/min)
4. Certified by ADM (Italy) and GLI (South America)
   - ongoing GLI-33 and ISO Certification





NWGI | NASDAQ LISTED

OUR GROUP

Sports Betting and I-gaming technology



NEWGIOCO
GROUP







ELYS GAMEBOARD

Odissea

Virtual Generation

Cutting-edge
Betting software

Fully Integrated solution with built-in:

A. Self-Exclusion registration and Responsible Gaming filters

B. Adaptive Business Intelligence and Big Data algorithms

C. Fraud Detection and Anti-Money Laundering Monitors

D. Artificial Intelligence learning bots and CRM modules

E. Dynamic risk management algorithms

F. Player Account Management System

G. Geofence technology



NATIVE AMERICAN
CLASS 1 WAGERING





Multi-channel
payment solution functionality

- cash

- e-credit

- e-wallet

- all credit and debit cards

- bank wire / money order

Superior risk management
Innovative, proven and efficient ELYS betting

Revenue conversion: Gross Gaming Revenue as % of handle ("wagers")

Improving wagers to revenue conversion with Proactive Risk Management and Loss Prevention





Revenue margin profile

Gross gaming revenue (GGR) conversion

Current NWGI revenue conversion mix



Hande 3Q '19
19%
40%
41%
GGR 3Q '19
10%
19%
71%
Sportsbook (Italy)
Casino (Italy)
Poker (Italy)
SaaS Hybrid (Italy)
Sportsbook (Italy)
Casino (Italy)
Poker (Italy)
SaaS Hybrid (Italy)





Newgioco U.S. model from 2020 forward

Targeted NWGI revenue conversion mix

Long-term Wager Model
34%
29%
12%
25%
Sportsbook (Italy)
Casino (Italy)
Poker (Italy)
SaaS Hybrid (Italy)

Strong Balance sheet

	As of Sept. 30, 2019	
	9/30/2019	12/31/2018
Cash and cash equivalents	$4,910,994	$6,289,903
Other current assets (combined)	$1,932,455	$1,261,460
Total Current Assets	$6,843,449	$7,551,363
Restricted cash	$1,404,978	$1,560,539
Intangible assets (Ulisse and Multigioco acquisitions)	$16,132,357	$12,583,457
Other noncurrent assets (PPE, Goodwill, Investment)	$977,054	$892,351
Total Noncurrent Assets	$18,514,407	$15,036,347
Total Assets	**$25,357,856**	**$22,587,710**
Total Debt (Debentures, Line, Notes)	$9,166,916	$5,356,652
Other liabilities	$8,760,266	$7,357,426
Total Liabilities	**$17,927,182**	**$12,714,078**
Total Stockholders' Equity	**$7,430,674**	**$9,873,632**
Total Liabilities & Stockholders' Equity	**$25,357,856**	**$22,587,710**



Robust fundamentals
Financial overview: Track record of operating results

In Thousand ($,000)	9/30/2019 [1]	12/31/2018	12/31/2017	12/31/2016	12/31/2015
Total Wagers	**$ 352.150**	**$ 413.226**	**$ 218.520**	**$ 121.952**	**$ 77.358**
Revenues					
Gaming Revenue	$ 25.128	$ 34.575	$ 22.865	$ 8.897	$ 4.872
Cost of Revenue	-	-	-	-	-
Gross Profit	**$ 25.128**	**$ 34.575**	**$ 22.865**	**$ 8.897**	**$ 4.872**
Research and Development	$ 600	$ 800	$ 800	$ 800	-
Sales, general and Admin	$ 25.923	$ 33.348	$ 19.469	$ 9.558	$ 6.500
Total expenses	**$ 26.523**	**$ 34.148**	**$ 20.269**	**$ 10.358**	**$ 6.500**
Operating Income	**$ (1.396)**	**$ 427**	**$ 2.596**	**$ (1.461)**	**$ (1.628)**

1. Firs 3 Quarters of 2019 reflex strong organic growth without the benefit of major summer sports events such as World Cup 2018

Capital structure

Debt Outstanding	As of Sept. 30, 2019
Total Wagers	**$ 1,000,000**
Bank line of credit	
10% per annum, due May 2020	
Convertible at $ 3.20 / share	$ 25.128
Callable at $6.40 / share	$ 6,376,410
Other current debt	**$ 2,501,821**
Other long-term debt	$ 736,650
Total debt	**$ 10,614,881**
Research and Development	
Shareholder's Equity	
Basic shares outstanding	**10,514,610**
Debentures - convertible	
Fixed exercise price-$3.20 / share	1,992,628
Warrants - exercisable	
Ave. exercise price - $4.00 / share	1,089,133



Ownership: tightly held by insiders

NWGI | NASDAQ LISTED

Newgioco's product roadmap for Handle 19


2020
2021
MAY - JUNE
JULY
AUG
SEPT
OCT
NOV
DEC
POS
Retail solution manned/assisted :
- Place a bet
- Print e-money vauchers for Auxiliary Wagering Devices (laptops, tablets etc.)
- Redeem printed e-money voucher from Kiosks and AWD
- Payment of wins
- Management and financial reporting
Product Localization and Development
GLI Submission
GLI Certification (4-6 weeks)
GLI Certification (ISS audit-assessment)
Set-up Servers
System Installation
LIVE
HANDLE 19
Premium Sportsbook
SELF SERVICE KIOSK
Anonymous players will place a bet (ideal for cash and pre-match):
- Pricing and odds visualization
- Wager placement (once cash is ingested in the machine to enable playing session) and bet's receipt printing
- Print e-money vouchers (in case of balance cash-out) to be redeemed at the POS
Product Localization and Development
GLI Submission
GLI Certification (4-6 weeks)
System Installation
LIVE
SELF SERVICE AWD
Anonymous players will place a bet via a voucher (ideal for in play and velocity)
-Pricing and odds visualization
- Wager placement (after POS e-money vouchers is loaded and playing session enabled)
- Bet's receipt or cash out printing
Product Design
Product Localization and development
DC Lottery approval
GLI Submission
GLI Certification (4-6 weeks)
System Installation
LIVE
MOBILE ON PREMISE
- Requires the implementation of NGG full fledge digital betting system
- Place a bet directly from the personal handheld
- Device will be tethered to the local wi-fi or Bluetooth to ensure a "reasonable" geo-restriction
Product Design
Product Localization and development
DC Lottery approval
LIVE





NWGI | NASDAQ LISTED

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Growth **Drivers**

Consolidating core market in Italy

300 operators in 2015 to 50 in 2022

represents 23% of $450bn global market

3.7 mm total players globally

1 mm active monthly players globally

only 4.8% currently play online

Mobile growing exponentially 54% GAGR

Exponential growth opportunity in U.S. for world-class ELYS platform

1. Source: Eilers and Krejcik Gaming. H2 Gambling Capital Global All Product Summary Report, June 2019. AGIMEG Gaming News.

Competitive landscape
Acquisitive industry

A. Pairings have largely been Resort Operators and Sportsbook Providers (Access Deals)

B. Tribal Resort Operators have not participated in any significant pairings to date

C. Tribal Resort Operators want to maintain sovereignty of data/ customers

D. We believe Tribal Resort Operators do not want to partner with resort competitors

E. We believe we can deliver higher margins, with lower risks for the tribes





DraftKings ⟷ SBTech

Disruptive transaction between DK and SBtech puts U.S. market in play.

Select Pairing Transactions in the U.S.





































William Hill	Eldorado Resorts
William Hill	FanDuel
Kambi	DraftKings
Sportech PLC	sportradar
MGM Resorts International	GVC Holdings
kindred	SG Scientific Games
SG Scientific Games	Caesars Entertainment
SBTech we know sports	Churchill Downs
Newgioco Group	Northern Wind

Management and
Board

Michele (Mike) Ciavarella
CEO & Chairman

Over 25 years of practical capital markets experience in Canada, USA, Europe & Asia in a broad range of competencies including executive, financial and operational application of lean business process management as well as extensive c-level and board level experience and his leadership skills and diversified industry experience combined with a track record of growing businesses, both organically and through acquisitions and joint ventures.

Alessandro Marcelli
COO

Over 20 years of extensive experience in communications, team building as well as management skills in fast changing environments. Since 2007, Mr. Marcelli has been the Managing Director of Multigioco and has been instrumental in its growth, expanding the Newgioco/Multigioco brand to approximately $410 million in gross annual gaming turnover during his tenure.

Luca Pasquini
CTO & Director

Over 30 years of information technology experience and has served as team leader, service manager and project manager in various software and technology development projects. Is the co-founder Odissea Betriebsinformatik Beratung GmbH where he was instrumental in the engineering and creation of the ELYS sports betting and gaming technology system. Previously served as IT Manager of GoldBet sportwetten GmbH where he provided executive oversight of technology adaptation and software development.



Management and
Board



Mark Korb
CFO

A professional certified chartered accountant with 28 years of extensive experience in GAAP, IFRS and SEC Reporting in multinational business planning and analysis for high-growth companies with various private and publicly listed companies.

Steve Shallcross
Independent Director

A certified public accountant and senior executive with over 25 years of comprehensive international, financial and operational experience. Significantly, he has extensive expertise in mergers and acquisitions, partnerships and product development collaborations, strategic planning and budgeting, SEC reporting and systems integration.

Paul Salwasser
Independent Director & Chair of Audit Committee

A certified public accountant with 39 years as a partner of with Ernst & Young LLP. Served in the firm's national office as a member of the Quality and Regulatory Matters Group which was responsible for the firm's audit quality review program as well as representing the firm during the inspections by the Public Company Accounting Oversight Board (PCAOB) and the evaluation of the results from the PCAOB inspections.

Clive Kabatznik
Independent Director

A highly accomplished career as a senior executive and an advisor to the public and private sectors with over 37 years of experience in various discplines including gaming, sports and entertainment, consumer goods and real estate fields.

Richard Cooper
Independent Director

A professional chartered accountant with over 37 years of professional global finance expertise. Founder, CFO and director of Trident Gaming PLC, and recently non-executive director and audit-committee chair of Sportech PLC. Previously was Group Finance Director at sports betting and gaming company GVC Holdings PLC where he held a key role in GVC's acquisition of Sportingbet PLC in 2013, followed by the €1.5 billion acquisition of bwin.party digital entertainment in 2016.








Engineering and
Administration

Alessandro Alpi
Software Engineer

- 17 years software development experience
- Platform technology leader
- Microsoft MVP and Certified Professional Trainer
- Regional manager of PASS SQL Forum in Italy

Federico Reisenauer
Development Team Manager - Software

- 15 years qualified project management experience
- Proven IT-resource oriented management of Linux and Windows based developments

Michael Denny
Software Engineer

- 17 years software development experience
- Platform architecture developer
- Microsoft MVP and Certified Professional Trainer
- Organiser of PASS SQL Forum in Italy

Andrea Amantini
Development Team Manager - Technical

- 10 years qualified project management experience
- .Net developer
- Database Administrator on SQL Server
- Business Intelligence Engineer

Carlo Reali
Controller

- 25 years of gaming specialised corporate control experience
- Extensive knowledge of pricing and accounting processes
- Previously spent entire career with one of the largest gaming operators in Italy

Bryan Calderoni
Web & Graphic Designer

- 10 years experience in specialised web & graphic development, e-commerce and interactive designs
- Adobe Master Certification



NEWGIOCO
G R O U P

NWGI | **NASDAQ LISTED**

Michele (Mike) Ciavarella
Chairman and CEO
T: 561.838.3325
E: m.ciavarella@newgiocogroup.com
www.newgiocogroup.com